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                                  UNITED STATES
                       SECURITIES AND. EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                      China Life Insurance Company Limited
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                                (Name of Issuer)

                  Common H Shares, Par Value RMB1.00 per share
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                         (Title of Class of Securities)

                                    16939P106
                     ---------------------------------------
                                 (CUSIP Number)

                          Year ended December 31, 2003
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[_]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

                                Page 1 of 6 Pages

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                                  SCHEDULE 13G

CUSIP NO. 16939P106
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 1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only).
     China Life Insurance (Group) Company

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 2.  Check the Appropriate Box If a Member of a Group (See Instructions)
                                                               (a) [_]
                                                               (b) [_]
--------------------------------------------------------------------------------
 3.  SEC Use Only

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 4.  Citizenship or Place of Organization         The People's Republic of China

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                   5.  Sole Voting Power          19,323,530,000
   NUMBER OF
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY      6.  Shared Voting Power        None
   OWNED BY
     EACH        ---------------------------------------------------------------
  REPORTING        7.  Sole Dispositive Power     19,323,530,000
    PERSON
     WITH:       ---------------------------------------------------------------
                   8.  Shared Dispositive Power   None

--------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person 19,323,530,000

--------------------------------------------------------------------------------
10.  Check If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                   [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9) 72.2%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)  CO

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                                Page 2 of 6 Pages

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SCHEDULE 13G

Item 1.

(a)  Name of Issuer.

     China Life Insurance Company Limited  ("China Life")

(b)  Address of Issuer's Principal Executive Offices

     16 Chaowai Avenue, Chaoyang District
     Beijing, 100020, China

Item 2.

(a)  Name of Person Filing

     China Life Insurance (Group) Company ("CLIC")

(b)  Address of Principal Business Office or, if None, Residence.

     5 Guanyingyuan Xiqu, Xicheng District
     Beijing 100035, China

(c)  Citizenship.

     Not applicable

(d)  Title of Class of Securities.

     Common H Shares, par value RMB1.00 per share ("H Shares")

(e)  CUSIP No.

     16939P106

ITEM 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  [_]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o)

(b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)  [_]  Insurance Company as defined in section 3(a)(9) of the Act (15 U.S.C.
          78c)

(d) [_] Investment Company as defined in section 8 of the Investment Act 1940 (15 U.S.C. 80a8)

                                Page 3 of 6 Pages

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(e)  [_]  An investment adviser in accordance with (S)240.13.d-1(b)(1)(ii)(E).

(f)  [_]  An employee benefit plan or endowment fund in accordance with
          (S)240.13.d-1(b)(1)(ii)(F);

(g)  [_]  A parent holding company or control person in accordance with
         (S)240.13.d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [_]  Group, in accordance with (S)240.13.d-1(b)(1)(ii)(J).

ITEM 4.   Ownership*

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned: 19,323,530,000

(b)  Percent of Class: 72.2%

(c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote: 19,323,530,000

          (ii)  Shared power to dispose or to direct the disposition of: None

          (iii) Sole power to vote or to direct the disposition of:
                19,323,530,000

          (iv)  Shared power to vote or to direct the disposition of: None

ITEM 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of

__________________

* CLIC holds domestic shares in China Life, and the number of shares shown herein to be owned by CLIC represent such domestic shares. Domestic shares vote together with H Shares as a single class for the election of directors of China Life and for most other matters (although certain matters may require the separate votes of the holders of domestic shares and of H Shares). Moreover, under certain circumstances CLIC may resell the domestic shares owned by it as H Shares. See "Description of Share Capital" in China Life's Registration Statement on Form F-1 (File 333-110615). Accordingly, percentage beneficial ownership interest information is given in respect of China Life's entire share capital, including H Shares and domestic shares.

                                Page 4 of 6 Pages

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     securities, check the following [_]

ITEM 6.   Ownership of More Than Five Percent on Behalf of Another Person.

     None

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

ITEM 8.   Identification and Classification of Members of the Group.

     Not applicable.

ITEM 9.   Notice of Dissolution of the Group.

     Not applicable.

ITEM 10.  Certifications.

     Not applicable.

                                Page 5 of 6 Pages

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            China Life Insurance (Group) Company

                                            By:  /s/ Wu Yan
                                               ----------------------
                                            Name:  Wu Yan
                                            Title: Vice President

Date: February 17, 2004

                                Page 6 of 6 Pages